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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING



                                               Commission File Number 0-23705


(Check One)



[   ]  Form 10-K and Form 10-KSB          [   ]  Form 11-K

[   ]  Form 20-F      [ X ]  Form 10-Q and Form 10-QSB       [   ]  Form N-SAR

For Period Ended:           September 30, 1999




[   ]  Transition Report on Form 10-K and Form 10-KSB

[   ]  Transition Report on Form 20-F

[   ]  Transition Report on Form 11-K

[   ]  Transition Report on Form 10-Q and Form 10Q-SB

[   ]  Transition Report on Form N-SAR

For the Transition Period Ended:




     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A
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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant AUTOMOTIVE PERFORMANCE GROUP, INC.

Former name if applicable                     N/A

Address of principal executive office (Street and number) 7341 Anaconda Avenue

City, state and zip code      Garden Grove, California 92841



                                     PART II
                              RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[ X ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



                                    PART III
                                   NARRATIVE

     State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     Late in 1998 the company changed its strategy and started an extensive restructuring which has evolved into the disposition of virtually all of its operating units and the acquisition of other investments. This restructuring also involved the reorganization of the management team, including the hiring of a new President and Chief Executive Officer. The number and the complexity of the transactions involved in the restructuring requires a significant investment of time and resources in a short period of time to properly account for them.
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                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

             Carl Walker                               (714)-373-2837
               (Name)                          (Area Code) (Telephone Number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [ ] Yes [ X ] No

     On August 16, 1999, the Company filed a Current Report on Form 8-K. This report disclosed the purchase of a 22% ownership position in PBT Brands, Inc. ("PBT") on August 4, 1999. This acquisition included the purchase of $110,000 in common stock of PBT plus $3.25 million in Class B junior redeemable preferred stock of PBT plus $990,000 in Class D junior redeemable preferred stock of PBT and the right to invest up to 22% of the equity in any subsequent acquisitions of PBT. That Form 8-K indicated that the financial statements and pro forma financial information required to be filed as part of that Form 8-K were not available by August 16 and that those documents would be filed by an amendment to that Form 8-K. The Company has not received all of the required documents to date and will file the amendment when it receives all required materials.

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ X ] Yes [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Due to the restructuring, the results of operations from last year, except for corporate expenses, will be reflected on this year's earnings statements as "operations from discontinued operations", and activities from new acquisitions will be reflected in the earnings statements for the first time in the third quarter of 1999. The third quarter operating loss was $494,000 in 1999 and $698,000 in 1998; third quarter net loss (after inclusion of discontinued operations) was $1,171,000 in 1999 and $3,587,000 in 1998.
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                       AUTOMOTIVE PERFORMANCE GROUP, INC.
                 (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 15, 1999                 By: /s/ George Barraza
      -----------------                    ----------------------------
                                                George Barraza,
                                                Chief Financial Officer